LEHMAN BROTHERS

June 16, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 "F" Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jay Mumford

  Re:
  TECHWELL, INC.
  Registration Statement on Form S-1 (File No. 333-130965)

Dear Mr. Mumford:

        As the undersigned underwriters of the proposed public offering of up to 6,325,000 shares of Common Stock, we hereby join the Company's request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on June 20, 2006 or as soon thereafter as is practicable.

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus dated June 2, 2006, through the date hereof:

  Preliminary Prospectus dated June 2, 2006;

        8,743 copies to prospective Underwriters, institutional investors, dealers and others.

        The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

LEHMAN BROTHERS INC. COWEN AND COMPANY, LLC NEEDHAM & COMPANY, LLC PIPER JAFFRAY & CO. PACIFIC GROWTH EQUITIES, LLC

By:	LEHMAN BROTHERS INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President